Exhibit 5.1

Michael B. Cahill	Executive Vice President, General Counsel & Corporate Secretary Legal Services Division

September 16, 2009

City National Corporation

555 S. Flower Street

Los Angeles, California 90071

Re:                                                                             Authorization of 95,000 Shares of City National Corporation Common Stock, $1.00 Par Value

Gentlemen:

I am the Executive Vice President, General Counsel and Corporate Secretary of City National Corporation, a Delaware corporation (the “Company”). I or attorneys over whom I exercise supervision have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.  I have assumed the accuracy and truthfulness of all public records of the Company and of all certifications, documents and other proceedings examined by me that have been produced by officials of the Company acting within the scope of their official capacities, without verifying the accuracy or truthfulness of such representations, the genuineness of such signatures appearing upon such public records, certifications, documents and proceedings, and the conformity of the documents filed with the Commission via the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), except for required EDGAR formatting changes, to physical copies of the documents submitted for examination.

Based upon the foregoing and subject to the qualifications, assumptions and limitations stated herein, I am of the opinion that the shares of Company Common Stock, $1.00 par value, to be issued pursuant to the 2000 City National Bank Director Deferred Compensation Plan (the “Plan”) have been duly authorized and when, issued and delivered against payment therefor as contemplated in the Plan, will be duly and validly issued, fully paid and non assessable.

I am admitted to practice in the State of California.  This opinion is limited to the laws of that state, the Delaware General Corporation Law (including the statutory provisions and all applicable provisions of the Delaware Constitution and reported

City National Plaza 555 South Flower Street Eighteenth Floor Los Angeles CA 90071 T: (213) 673-9515 F: (213) 673-9503 mike.cahill@cnb.com	Member FDIC

judicial decisions interpreting these laws) and the federal laws of the United States of America and I express no opinion as to the effect on the matters covered by this opinion of the laws of any other jurisdiction.

I hereby consent to the filing of this opinion as an exhibit to the Company’s Registration Statement on Form S-8 filed with the Commission and to the reference to me as Counsel for the Corporation under the caption “Interests of Named Experts and Counsel” in the Prospectus.  I assume no obligation to advise you or any other person, or to make any investigation, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

/s/ Michael B. Cahill
Michael B. Cahill
Executive Vice President,
General Counsel & Corporate Secretary